PROVIDENCE RESOURCES, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

June 6, 2007

Carmen Moncada-Terry

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Via Fax: (202) 772-9368

RE: Providence Resources, Inc.

      Rule 461 Request for Acceleration

      Commission File No. 333-139832

      Registration Statement on Form SB-2

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request acceleration of the effective date of our pending registration statement so that it may become effective on June 7, 2007 at 9:00 a.m. or as soon thereafter as is reasonably practicable.

In conjunction with our acceleration request we also acknowledge the following:

|X|	Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

|X|	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve us from our full responsibility for the adequacy and accuracy of the disclosures in the filing; and

|X|	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct copies of all responses and comments to the following address and fax number:

      Providence Resources, Inc.

      Attn: Nora Coccaro

      2610-1066 West Hastings Street

      Vancouver, British Columbia V6E 3X2

      Telephone: (604) 602-1717

      Facsimile: (604) 687-6755

Yours faithfully,

/s/ Nora Coccaro

Nora Coccaro

Chief Executive Officer